EXHIBIT 99.1

POET Wins AI Hardware Innovation Award in 2025 AI Breakthrough Awards

Prestigious international annual awards program honors the POET Teralight line of high-performance optical engines

TORONTO, June 25, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today announced that it has been selected as the winner of the “AI Hardware Innovation Award” in the 8th annual AI Breakthrough Awards. The awards program recognized POET Teralight™, the Company’s ultra-high-performance line of optical engines that power AI and hyperscale data-center connectivity. It is the second consecutive year that the AI Breakthrough Awards has recognized POET for its groundbreaking, commercially available technology. This is the sixth notable award the Company has won in the past 12 months.

POET Teralight™ features a highly integrated chip-scale design that is produced entirely at wafer level. The complete optical system-on-chip consists of a 1.6T transmit optical engine and a 1.6T receive optical engine, each approximately 12x12 mm in size. Without wire bonds, Teralight’s chip-scale architecture delivers unparalleled low signal-to-noise ratios and high energy efficiency. Unlike conventional design and development team efforts, with POET’s optical engines, a single design team can build both 1.6T DR8 and 2xFR4 pluggable modules using the identical board design and manufacturing process.

The Teralight transmit optical engine incorporates 2x200G EML lasers from Mitsubishi Electric, enabling a 1.6T engine with only four laser chips instead of the conventional 8-laser alternative. The transmit engines also include a DC-coupled EML driver that is flip-chip attached to the POET Optical Interposer™. The integrated high-speed electrical traces and optical waveguides on the optical interposer platform enable enhanced performance by minimizing crosstalk and maximizing coupling efficiency. Those features and the overall elegance of the optical interposer-based design were key factors that convinced AI Breakthrough’s jury of industry leaders to select Teralight as this year's top AI Hardware Innovation.

“We introduced Teralight at the OFC Conference in April knowing it would create substantial customer interest because of the cost reduction and simplified module design. Our product demos have shown impressive results and have led to multiple new customer engagements. We are working with major companies to make Teralight an essential component in their transceiver module designs,” said Dr. Suresh Venkatesan, Chairman and CEO of POET. “This latest recognition by AI Breakthrough is an important validation of our technology and the innovations we continue to bring to the marketplace. Teralight's elegant architecture makes it ready to accommodate future generations of compute devices, particularly those that drive AI connectivity.”

This year’s AI Breakthrough Awards program attracted more than 5,000 nominations from over 20 countries, underscoring the explosive growth and global importance of AI as a defining technology of the 21st century. POET’s recognition in such a crowded field punctuates the enormity of its victory in such a competitive category.

“I congratulate POET on being our pick for the ‘AI Hardware Innovation Award.’ Teralight puts POET at the forefront of optical-engine design and breaks through the crowded transceiver space because of its size, scalability, ease of adoption, functionality, value and performance,” said Steve Johansson, managing director, AI Breakthrough.

The AI Breakthrough Awards are conducted by AI Breakthrough, a leading market intelligence organization that recognizes the top companies, technologies and products in the global Artificial Intelligence (AI) market. The awards shine a spotlight on the boldest innovators and most impactful technologies leading the charge in AI across a comprehensive set of categories, including Generative AI, Computer Vision, AIOps, Agentic AI, Robotics, Natural Language Processing, industry-specific AI applications and many more.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained “Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in, Shenzhen, China, Penang, Malaysia and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact:	Corporation Contact:
Adrian Brijbassi	Thomas R. Mika, EVP & CFO
Adrian.brijbassi@poet.tech	tm@poet.tech

About AI Breakthrough

Part of Tech Breakthrough, a leading market intelligence and recognition platform for global technology innovation and leadership, the AI Breakthrough Awards program is devoted to honoring excellence in Artificial Intelligence technologies, services, companies and products. The AI Breakthrough Awards provide public recognition for the achievements of AI companies and products in categories including Generative AI, Machine Learning, AI Platforms, Robotics, Business Intelligence, AI Hardware, Computer Vision and more. For more information visit AIBreakthroughAwards.com.

Tech Breakthrough LLC does not endorse any vendor, product or service depicted in our recognition programs, and does not advise technology users to select only those vendors with award designations. Tech Breakthrough LLC recognition consists of the opinions of the Tech Breakthrough LLC organization and should not be construed as statements of fact. Tech Breakthrough LLC disclaims all warranties, expressed or implied, with respect to this recognition program, including any warranties of merchantability or fitness for a particular purpose.

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, including the Teralight product line, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, including the Teralight product line, financing activities, future growth, recruitment of personnel, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, the failure of the Teralight product line to perform as anticipated, a lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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